08006339

Television Broadcasts Limited
電視廣播有限公司

11 December 2008

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington D.C. 20549-1004
U.S.A.

SUPPL

RECEIVED
2008 DEC 30 A 11:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ISSUER: ***TELEVISION BROADCASTS LIMITED***
FILE NO. 82-1072

Dear Sir,

TELEVISION BROADCASTS LIMITED (the "Company")
Announcement of Appointment of Managing Director

Enclosed please find a copy of the above captioned announcement of the Company dated 10 December 2008 for your record.

Yours faithfully,

PROCESSED
JAN 0 6 2009
THOMSON REUTERS

Adrian Mak
Company Secretary

Encl.

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: 00511

ANNOUNCEMENT
OF
APPOINTMENT OF MANAGING DIRECTOR

The Board of Television Broadcasts Limited announces that Ms. Mona FONG, currently the Deputy Chairperson, Acting Managing Director and a member of the Executive Committee, shall be appointed as the Managing Director of the Company, effective 1 January 2009.

The board of directors (the "Board") of Television Broadcasts Limited (the "Company") announces that Ms. Mona FONG ("Ms. FONG"), currently the Deputy Chairperson, Acting Managing Director and a member of the Executive Committee, shall be appointed as the Managing Director of the Company, effective 1 January 2009. She will continue to serve as the Deputy Chairperson of the Board and a member of the Executive Committee of the Board.

The biographical details of Ms. FONG are set out below.

Ms. Mona FONG (also known as LEE Mong Lan), aged 74, was appointed a non-executive Director of the Company in 1988 and as the Deputy Chairperson and Acting Managing Director on 25 October 2000 and 31 May 2006 respectively. She is a member of the Executive Committee of the Board. Ms. FONG serves on the boards of various subsidiaries of the Company.

Ms. FONG is the Deputy Chairperson and Managing Director of Shaw Brothers (Hong Kong) Limited ("Shaw Brothers"), a company listed on The Stock Exchange of Hong Kong Limited, and the Chairperson and Managing Director of the subsidiaries of Shaw Brothers. Save as disclosed above, Ms. FONG did not hold any directorship in any other listed public companies in the past 3 years. She is also the Chairpersons of The Shaw Foundation Hong Kong Limited, The Shaw Prize Foundation Limited and The Sir Run Run Shaw Charitable Trust, and a member of the Board of Trustees of the Shaw College of the Chinese University of Hong Kong.

Ms. FONG is the wife of Sir Run Run SHAW, the Executive Chairman of the Company. As abovementioned, Ms. FONG is the Deputy Chairperson and Managing Director of Shaw Brothers which is a substantial shareholder of the Company. Except as aforesaid, she has no other financial or family relationship with any other directors, senior management, or substantial or controlling shareholders of the Company.

As at the date of this announcement, Ms. FONG holds the following interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance, Chapter 571 ("SFO"):

Number of ordinary shares of HK$0.05 each					Percentage of issued share capital (%)
Personal interests	Family interests	Corporate interests	Other interests	Total	
1,146,000 #	-	-	-	1,146,000	0.26%

Ms. FONG is the wife of Sir Run Run SHAW, the Executive Chairman of the Company. As at the date of this Announcement, Sir Run Run SHAW holds the following interests in the shares of the Company within the meaning of Part XV of the SFO:

Number of ordinary shares of HK$0.05 each					Percentage of issued share capital (%)
Personal interests	Family interests	Corporate interests	Other interests	Total	
-	1,146,000 #	141,174,828 *	-	142,320,828	32.49%

(1) *Duplication of shareholdings occurred between parties# shown above.*

(2) **113,888,628 shares were held by Shaw Brothers (Hong Kong) Limited and 27,286,200 shares were held by The Shaw Foundation Hong Kong Limited, in which companies Shaw Holdings Inc. holds 74.58% and 100% equity interests respectively. Sir Run Run SHAW exerts 100% control over Shaw Holdings Inc. through The Sir Run Run Shaw Charitable Trust.*

(3) *All of the above interests represent long positions.*

The salary and director's fee paid or payable to Ms. FONG (which are inclusive of all services provided to the Board and the Board Committee) for the year ending 31 December 2008 are set out below:-

	HK$
Director's Fee	237,568
Salary as Acting Managing Director	1,200,000
	1,437,568

Ms. FONG does not have any service contract with the Company. In addition to the Director's Fee, she will be entitled to receive her remuneration as the Managing Director of the Company as recommended by the Remuneration Committee and determined by the Board of the Company and, if required, approved by the Company's shareholders in general meetings from time to time. Ms. FONG has offered to accept a salary which is well below the market rate and she has further volunteered to waive her entitlement to any year-end bonus since her appointment as Acting Managing Director on 31 May 2006.

On these bases, Ms. FONG will be entitled to receive her salary and Director's Fee for the year ending 31 December 2009 as set out below:-

	HK$
Director's Fee	250,000
Salary as Managing Director	1,200,000
	1,450,000

Further, a year-end bonus may be payable to her as the Managing Director at the discretion of the Remuneration Committee and the Board of the Company.

In accordance with the articles of association of the Company (the "Articles"), as the Deputy Chairperson and the Managing Director of the Company, Ms. FONG shall be subject to retirement by rotation and re-election at the annual general meetings of the Company in such manner as required by the Articles.

Save as disclosed above, there is no other information which is required to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited nor are there any other matters that need to be brought to the attention of the Company's shareholders in respect of Ms. FONG's appointment as the Managing Director.

By Order of the Board
Adrian MAK Yau Kee
Company Secretary

Hong Kong, 10 December 2008

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:
Sir Run Run SHAW, *G.B.M.* (Executive Chairman)
Dr. Norman LEUNG Nai Pang, *G.B.S., LL.D., J.P.* (Executive Deputy Chairman)
Mona FONG (Deputy Chairperson and Acting Managing Director)

Non-executive Directors:
Dr. CHOW Yei Ching, G.B.S.
Christina LEE LOOK Ngan Kwan
Kevin LO Chung Ping

Independent Non-executive Directors:
Edward CHENG Wai Sun, *S.B.S., J.P.*
Chien LEE
Dr. LI Dak Sum, *DSSc. (Hon.), J.P.*
Gordon SIU Kwing Chue, *G.B.S., J.P.*

Alternate Director:
Anthony LEE Hsien Pin (Alternate Director to Christina LEE LOOK Ngan Kwan)

END